Exhibit 99.1

LACLEDE GAS COMPANY

STATEMENTS OF INCOME

(UNAUDITED)

(Thousands)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Operating Revenues:
Utility	$148,690	$162,371	$1,049,374	$888,620
Other	574	565	1,697	1,719
Total Operating Revenues	149,264	162,936	1,051,071	890,339

Operating Expenses:
Utility
Natural and propane gas	90,305	102,995	773,732	630,647
Other operation expenses	31,029	27,896	101,898	93,496
Maintenance	5,480	5,160	15,735	14,054
Depreciation and amortization	8,275	5,947	22,536	16,919
Taxes, other than income taxes	14,014	13,198	62,911	55,498
Total utility operating expenses	149,103	155,196	976,812	810,614
Other	561	537	1,702	1,735
Total Operating Expenses	149,664	155,733	978,514	812,349
Operating Income (Loss)	(400)	7,203	72,557	77,990
Other Income and (Income Deductions) – Net	920	692	2,983	2,115
Interest Charges:
Interest on long-term debt	5,417	5,642	16,703	17,193
Other interest charges	2,576	866	7,728	3,125
Total Interest Charges	7,993	6,508	24,431	20,318
Income (Loss) Before Income Taxes	(7,473)	1,387	51,109	59,787
Income Tax Expense (Benefit)	(3,395)	(189)	16,009	20,592
Net Income (Loss)	(4,078)	1,576	35,100	39,195
Dividends on Redeemable Preferred Stock	12	13	37	43
Earnings (Loss) Applicable to Common Stock	$(4,090)	$1,563	$35,063	$39,152

See notes to financial statements.

LACLEDE GAS COMPANY

BALANCE SHEETS

(UNAUDITED)

	June 30,	Sept. 30,	June 30,
	2006	2005	2005
(Thousands)

ASSETS
Utility Plant	$1,135,936	$1,105,733	$1,102,208
Less: Accumulated depreciation and amortization	382,684	377,252	382,697
Net Utility Plant	753,252	728,481	719,511
Other Property and Investments	34,666	30,858	31,000

Current Assets:
Cash and cash equivalents	2,491	2,703	1,946
Accounts receivable:
Gas customers – billed and unbilled	102,277	77,268	83,522
Associated companies	119	258	243
Other	7,410	7,287	7,425
Allowances for doubtful accounts	(14,616)	(11,442)	(10,846)
Delayed customer billings	11,606	-	4,769
Inventories:
Natural gas stored underground at LIFO cost	57,552	159,579	53,858
Propane gas at FIFO cost	19,385	19,980	19,981
Materials, supplies, and merchandise at avg. cost	5,324	4,859	4,824
Derivative instrument assets	10,938	16,090	8,141
Unamortized purchased gas adjustments	10,967	31,261	5,572
Deferred income taxes	5,056	-	7,874
Prepayments and other	8,712	6,240	7,584
Total Current Assets	227,221	314,083	194,893

Deferred Charges:
Prepaid pension cost	70,271	82,557	84,924
Regulatory assets	185,868	115,950	121,011
Other	3,866	3,586	4,154
Total Deferred Charges	260,005	202,093	210,089
Total Assets	$1,275,144	$1,275,515	$1,155,493

See notes to financial statements.

LACLEDE GAS COMPANY

BALANCE SHEETS (Continued)

(UNAUDITED)

	June 30,	Sept. 30,	June 30,
	2006	2005	2005
(Thousands, except share amounts)

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock and Paid-in capital (10,170, 10,089 and 10,060 shares issued, respectively)	$144,319	$140,381	$139,144
Retained earnings	208,620	196,024	211,896
Accumulated other comprehensive loss	(1,127)	(1,127)	(371)
Total common stock equity	351,812	335,278	350,669
Redeemable preferred stock (less current sinking fund requirements)	787	948	948
Long-term debt (less current portion)	349,021	294,033	294,009
Total Capitalization	701,620	630,259	645,626

Current Liabilities:
Notes payable	123,200	63,600	47,420
Accounts payable	48,289	73,998	46,838
Accounts payable – associated companies	2,396	2,340	3,001
Advance customer billings	-	30,688	-
Current portion of long-term debt and preferred stock	159	40,061	40,095
Wages and compensation accrued	12,539	10,920	11,993
Dividends payable	7,650	7,371	7,350
Customer deposits	17,722	13,229	13,326
Interest accrued	5,616	9,919	5,423
Taxes accrued	20,033	24,990	28,961
Deferred income taxes	-	1,822	-
Other	4,530	4,505	4,133
Total Current Liabilities	242,134	283,443	208,540

Deferred Credits and Other Liabilities:
Deferred income taxes	226,127	188,592	202,823
Unamortized investment tax credits	4,515	4,678	4,761
Pension and postretirement benefit costs	23,980	24,529	20,225
Regulatory liabilities	54,792	123,534	52,218
Other	21,976	20,480	21,300
Total Deferred Credits and Other Liabilities	331,390	361,813	301,327
Total Capitalization and Liabilities	$1,275,144	$1,275,515	$1,155,493

See notes to financial statements.

LACLEDE GAS COMPANY

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended
	June 30,
	2006	2005
(Thousands)
Operating Activities:
Net Income	$35,100	$39,195
Adjustments to reconcile net income to net cash (used in)
provided by operating activities:
Depreciation and amortization	22,536	16,919
Deferred income taxes and investment tax credits	14,134	4,076
Other – net	1,209	370
Changes in assets and liabilities:
Accounts receivable – net	(21,819)	(2,565)
Unamortized purchased gas adjustments	20,294	14,046
Deferred purchased gas costs	(115,856)	(35,162)
Accounts payable	(25,653)	4,500
Delayed customer billings – net	(42,294)	(28,389)
Taxes accrued	(4,957)	11,292
Natural gas stored underground	102,027	77,867
Other assets and liabilities	7,301	5,661
Net cash (used in) provided by operating activities	$(7,978)	$107,810

Investing Activities:
Capital expenditures	(43,970)	(39,330)
Net investment in trusts	(3,924)	(1,708)
Other investments	1,136	509
Net cash used in investing activities	$(46,758)	$(40,529)

Financing Activities:
Issuance of first mortgage bonds	55,000	-
Maturity of first mortgage bonds	(40,000)	(25,000)
Issuance (repayment) of short-term debt – net	59,600	(23,960)
Dividends paid	(22,227)	(21,598)
Issuance of common stock to and paid-in capital
contributions from Laclede Group	2,787	3,093
Preferred stock reacquired	(63)	(210)
Other	(573)	-
Net cash provided by (used in) financing activities	$54,524	$(67,675)

Net Decrease in Cash and Cash Equivalents	$(212)	$(394)
Cash and Cash Equivalents at Beginning of Period	2,703	2,340
Cash and Cash Equivalents at End of Period	$2,491	$1,946

Supplemental Disclosure of Cash Paid During the Period for:
Interest	$28,531	$24,837
Income taxes	4,169	290

See notes to financial statements.

LACLEDE GAS COMPANY

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These notes are an integral part of the accompanying financial statements of Laclede Gas Company (Laclede Gas or the Utility), a wholly-owned subsidiary of The Laclede Group, Inc. (Laclede Group). In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. Certain prior-period amounts have been reclassified to conform to current-period presentation. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in Laclede Gas’ Fiscal Year 2005 Form 10-K.

Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of the succeeding quarter of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season.

UTILITY PLANT, DEPRECIATION AND AMORTIZATION – The settlement of the Utility’s 2005 rate proceeding fully implemented Laclede Gas’ depreciation method that was confirmed by the Missouri Public Service Commission (MoPSC or Commission) in January 2005. Pursuant to the terms of the 2005 rate case settlement, higher depreciation rates became effective January 1, 2006, reflecting, in part, an accrual for future removal costs, including costs related to interim retirements. Concurrent with implementation of new depreciation rates on January 1, 2006, Laclede Gas ceased expensing all removal costs, net of salvage, as incurred and discontinued an annual $3.4 million negative amortization of a portion of the Utility’s depreciation reserve, as previously ordered by the MoPSC in the Utility’s 2001 rate case. Prior to December 1, 2001, the Utility’s removal costs, net of salvage, were charged to accumulated depreciation.

As reported in its fiscal 2005 Form 10-K, Laclede Gas was conducting a study in light of the recent conclusions of certain regulatory proceedings, the purpose of which was to quantify the amount of accrued asset removal costs previously recovered through rates in excess of actual costs incurred. The amount quantified was approximately $48.3 million at

January 1, 2006. During the quarter ended March 31, 2006, the study was completed and the Utility reclassified that amount on its Balance Sheets from “Accumulated depreciation and amortization” to “Regulatory liabilities” pursuant to Statement of Financial Accounting Standards (SFAS) No. 71. This reclassification reflects the Utility’s best estimate utilizing historical rates accrued for estimated removal costs embedded in the Utility’s depreciation rates. In conjunction with the implementation of new depreciation rates and consistent with the reclassification of this amount, the Utility began accruing asset removal costs through depreciation expense, with a corresponding credit to “Regulatory liabilities.” When Laclede Gas retires depreciable utility plant and equipment, it charges the associated original costs to “Accumulated depreciation and amortization,” and any related removal costs incurred are charged to “Regulatory liabilities.” The regulatory liability recorded at June 30, 2006 was $50.7 million and the amounts reclassified at September 30, 2005 and June 30, 2005 were $49.0 million and $49.9 million, respectively. In the rate setting process, the regulatory liability will be deducted from the rate base upon which the Utility has the opportunity to earn its allowed rate of return.

REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on a monthly cycle billing basis. The Utility records its regulated gas distribution revenues from gas sales and transportation service on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amount of accrued unbilled revenues at June 30, 2006 and 2005, for the Utility, were $9.2 million and $7.8 million, respectively. After accrual of related gas cost expense, the accrued pre-tax net revenues at June 30, 2006 and 2005 were $3.6 million and $3.7 million, respectively. The amount of accrued unbilled revenue at September 30, 2005 was $11.4 million. After accrual of related gas cost expense, the accrued pre-tax net revenues at September 30, 2005 were $4.8 million.

BASIS OF CONSOLIDATION - In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ balance sheet have not been eliminated from the Laclede Gas financial statements.

Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas’ Balance Sheet. At June 30, 2006, the Laclede Gas Balance Sheet reflected a total of $0.1 million of intercompany receivables and $2.4 million of intercompany payables. At June 30, 2005, the Laclede Gas Balance Sheet reflected a total of $0.2 million of intercompany receivables and $3.0 million of intercompany payables. At September 30, 2005, the Laclede Gas Balance Sheet reflected a total of $0.3 million of intercompany receivables and $2.3 million of intercompany payables. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies as well as charge or reimburse certain tax obligations.

PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT – As part of the settlement of the Utility’s 2005 rate case, the following modifications were made to Laclede Gas’ Purchased Gas Adjustment (PGA) Clause:

•

Previously, the Utility’s tariffs allowed for scheduled gas cost adjustments in the months of November, January, March and June. Effective October 1, 2005, the tariffs allow the Utility flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA change, so long as such changes are separated by at least two months.

•

Effective October 1, 2005, the Utility was authorized to implement the recovery of gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are purchased during the injection season for sale during the heating season. The MoPSC also approved the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

•

In its 2002 rate case, the MoPSC approved a plan applicable to the Utility’s gas supply commodity costs under which it could retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost. The plan requires that if Laclede Gas’ retention of cost savings reaches $5 million, the Utility will retain 1% of any remaining cost savings. The settlement of the Utility’s 2005 rate case continued the plan, with certain modifications.

OFF-SYSTEM SALES - In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility retains all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million, if any, are shared with customers, with the Utility retaining 50% of amounts exceeding that threshold.

NEW ACCOUNTING STANDARDS – In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs.” This Statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this Statement are effective for inventory costs incurred during the Utility’s fiscal year 2006. Adoption of this Statement had no effect on the financial position or results of operations of the Utility.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (123(R)), “Share-Based Payment.” This Statement is a revision to SFAS No. 123, and establishes standards for the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. Through fiscal year 2005, Laclede Group accounted for its Equity Incentive Plan in accordance with APB Opinion No. 25, and provided pro forma disclosures in its Notes to Consolidated Financial Statements regarding the effect on net income and earnings as if compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123. Under the provisions of APB Opinion No. 25, Laclede Group only recorded stock-based compensation cost related to restricted stock. Laclede Group was not required to recognize compensation cost for the cost of stock options because all options granted under the Equity Incentive Plan had an exercise price equal to the market value of its stock on the date of the grant. Laclede Group implemented the provisions of SFAS No. 123(R) on a modified prospective basis effective

October 1, 2005. Consistent with this Statement, prior period amounts have not been restated. Under the modified prospective methodology, Laclede Group is required to record compensation cost for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Adoption of SFAS No. 123(R) did not result in a cumulative effect of change in accounting principle nor did it result in a material effect on the financial position or results of operations of Laclede Group. Compensation costs recognized by Laclede Group, in accordance with SFAS No. 123(R) effective October 1, 2005, were allocated to the Utility.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies how to account for uncertainties concerning the timing and method of settlement of an asset retirement obligation, as defined in SFAS No. 143, “Accounting for Asset Retirement Obligations.” This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 specifies that if there is a legal obligation to perform a conditional asset retirement activity, an entity is required to recognize a liability for the fair value of the obligation if it can be reasonably estimated. For Laclede Gas, adoption of FIN 47 will be required by the end of fiscal year 2006. The Utility is continuing to evaluate the provisions of this Interpretation. At this writing, it is expected that, pursuant to the provisions of FIN 47, Laclede Gas will have sufficient information to reasonably estimate certain of its legal obligations to perform conditional asset retirement obligations. The Utility believes that adoption of FIN 47 will result in timing differences between the recognition of asset retirement obligation expenses for financial reporting purposes and their recovery in rates, and such differences will be deferred in accordance with SFAS No. 71. Accordingly, while the impact on the Utility’s balance sheet is not yet known, the adoption of FIN 47 is not expected to have a material effect on the Utility’s results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction.” This Statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. SFAS No. 154 will be effective for the Utility beginning with fiscal year 2007.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” a replacement of SFAS No. 125. SFAS No. 155 permits the fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It also establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 will be effective for the Utility beginning with fiscal year 2007. Laclede Gas is currently evaluating the provisions of this Statement.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for the Utility beginning with fiscal year 2008. Laclede Gas is currently evaluating the provisions of this Interpretation.

2.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee’s compensation during the highest three years of the last ten years of employment.

The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds. Contributions to the pension plans in fiscal 2006 are anticipated to be $1.1 million into the qualified trusts, and $0.5 million into the non-qualified plans.

Pension costs for the quarters ending June 30, 2006 and 2005 were $1.3 million and $1.1 million, respectively. Pension costs for the nine months ended June 30, 2006 were $4.0 million compared with $3.4 million for the same period last year. These costs include amounts capitalized with construction activities.

 The net periodic pension costs include the following components:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2006	2005	2006	2005

Service cost - benefits earned
during the period	$3,690	$2,799	$11,070	$8,397
Interest cost on projected
benefit obligation	4,176	3,994	12,528	11,982
Expected return on plan assets	(5,196)	(5,291)	(15,588)	(15,873)
Amortization of prior service cost	294	309	882	926
Amortization of actuarial loss	1,728	730	5,184	2,190
Regulatory adjustment	(3,354)	(1,409)	(10,062)	(4,226)
Net pension cost	$1,338	$1,132	$4,014	$3,396

Pursuant to the MoPSC’s Order in Laclede Gas’ 2002 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains or losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the Utility’s qualified pension plans is based on the ERISA minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3.4 million annually effective July 1, 2003. In the Utility’s 2005 rate case, the Commission ordered that, effective October 1, 2005, recovery in rates is based on an allowance of $4.1 million. The difference between these amounts on a pro-rata basis and pension expense as calculated pursuant to the above and included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or liability.

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump sum cash payments. Pursuant to MoPSC Order, lump sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump sum payments were recognized as settlements during the nine months ended June 30, 2006 or the nine months ended June 30, 2005.

Laclede Gas also provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65.

Missouri state law provides for the recovery in rates of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established the Voluntary Employees’ Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts’ assets consist primarily of money market securities and mutual funds invested in stocks and bonds.

Postretirement benefit costs for quarters ending June 30, 2006 and 2005 were $2.2 million and $2.0 million, respectively. Postretirement benefit costs for the nine months ended June 30, 2006 and 2005 were $6.6 million and $6.0 million, respectively. These costs include amounts capitalized with construction activities.

Net periodic postretirement benefit costs consisted of the following components:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2006	2005	2006	2005

Service cost – benefits earned
during the period	$996	$845	$2,988	$2,534
Interest cost on accumulated
postretirement benefit obligation	739	825	2,219	2,477
Expected return on plan assets	(339)	(318)	(1,018)	(955)
Amortization of transition obligation	82	144	245	433
Amortization of prior service cost	(9)	(8)	(27)	(24)
Amortization of actuarial loss	318	217	955	651
Regulatory adjustment	428	295	1,285	885
Net postretirement benefit cost	$2,215	$2,000	$6,647	$6,001

Pursuant to the Commission’s Order in the Utility’s 2002 rate case and affirmed in the 2005 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains and losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 and 2005 rate cases, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

3.	INCOME TAXES

Income tax expense for the nine months ended June 30, 2006 decreased due to lower taxable income and a reduction of approximately $0.9 million primarily attributable to a change in estimated tax depreciation and other property-related deductions recorded during the quarter ended December 31, 2005.

4.	OTHER INCOME AND INCOME DEDUCTIONS – NET

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2006	2005	2006	2005

Investment gains	$-	534	$-	534
Allowance for funds used during construction	(5)	$(17)	(42)	$(66)
Other income	1,158	529	3,442	1,423
Other income deductions	(233)	(354)	(417)	224
Other income and (income deductions) – net	$920	$692	$2,983	$2,115

The decreases in Investment gains compared with the same periods last year are due to Laclede Gas’ recognition of the receipt of certain proceeds totaling approximately $0.5 million during the quarter ended June 30, 2005 related to its interest, as a policyholder, in the sale of a mutual insurance company.

The increases in Other income compared with the same periods last year are primarily due to Laclede Gas’ application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments, as approved by the MoPSC effective October 1, 2005. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold. Such income is recovered through the PGA Clause.

5.	INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. The Non-Regulated Other segment includes the retail sale of gas appliances. There are no material intersegment revenues.

	Regulated	Non-
	Gas	Regulated
(Thousands)	Distribution	Other	Eliminations	Total

Three Months Ended
June 30, 2006
Operating revenues	$148,690	$574	$-	$149,264
Net income	(4,086)	8	-	(4,078)
Total assets	1,273,520	1,624	-	1,275,144

Nine Months Ended
June 30, 2006
Operating revenues	$1,049,374	$1,697	$-	$1,051,071
Net income	35,103	(3)	-	35,100
Total assets	1,273,520	1,624	-	1,275,144

Three Months Ended
June 30, 2005
Operating revenues	$162,371	$565	$-	$162,936
Net income	1,559	17	-	1,576
Total assets	1,153,947	1,546	-	1,155,493

Nine Months Ended
June 30, 2005
Operating revenues	$888,620	$1,719	$-	$890,339
Net income	39,205	(10)	-	39,195
Total assets	1,153,947	1,546	-	1,155,493

6.	COMMITMENTS AND CONTINGENCIES

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Company’s or Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant (MGP) sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.

With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of June 30, 2006, Laclede Gas has paid or reserved for the cost of these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri (City). The City has been exploring development options for the site. Recently, the City announced publicly the selection of a developer with whom it will attempt to negotiate a site development contract. In light of the City’s announcement, Laclede Gas continues to evaluate options concerning this site. Laclede Gas currently estimates the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid or reserved for the cost of these actions. Laclede Gas has requested that other former site owners and operators share in these costs. One party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas has not owned this site for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

While the amount of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the amount of costs relative to future remedial actions regulators may require at the Shrewsbury site and at the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas is currently holding discussions with the insurers regarding potential reimbursement from them. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from each insurer to the Company of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis was based upon then currently available facts, technology and laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final determination of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.

Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating the MGP sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas or the Company.

On December 29, 2005, the Staff of the Commission proposed a disallowance of approximately $3.3 million related to the Company’s recovery of its purchased gas costs applicable to fiscal 2004. Laclede Gas believes that the MoPSC Staff’s position lacks merit and continues to vigorously oppose the adjustment in proceedings before the MoPSC.

Laclede Gas began implementation of an automated meter reading (AMR) system in July 2005. Through the date of this report, the AMR system has been deployed to more than 460,000 customers. The implementation is expected to be substantially completed by early 2007. Certain regulatory issues have arisen in conjunction with this implementation. The Utility has approximately 40% of customers with meters inside their premises. On February 2, 2006, the MoPSC Staff filed a complaint against the Utility alleging that it failed to adequately obtain or use actual meter readings from certain customers and failed to adequately respond to customers’ unauthorized gas use. In addition to seeking authority to pursue penalties, the Staff seeks customer service accommodations for those customers with meters located inside their homes whose previous estimated bills, as a result of installing AMR, will require adjustment to reflect actual usage. On May 11, 2006, the Missouri Office of Public Counsel also filed a complaint alleging that Laclede Gas billed customers for prior underestimated usage for a longer period of time than permitted by Commission rules. Laclede Gas has filed responses generally denying the MoPSC Staff’s and Office of Public Counsel’s allegations and continues to work with the MoPSC Staff, Office of Public Counsel and other parties to the case to resolve customer service issues. The Utility’s labor union representing field service workers, United Steelworkers Local 11-6 (Union), has also raised a number of regulatory matters with the MoPSC alleging safety issues associated with the installation of AMR and changes in other work practices implemented by Laclede Gas. The Utility believes the Union’s allegations are without merit.

Laclede Gas is involved in other litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operations of the Utility.

Laclede Pipeline Company (Pipeline), a wholly-owned subsidiary of Laclede Group, is providing liquid propane transportation service to Laclede Gas pursuant to a newly approved Federal Energy Regulatory Commission (FERC) tariff and a new contractual arrangement between Pipeline and Laclede Gas. In accordance with the terms of that agreement, subject to further proceedings before the FERC, Laclede Gas is obligated to pay Pipeline approximately $1.0 million annually, at current rates, commencing April 1, 2006. The agreement renews at the end of each contract year, unless terminated by either party upon provision of at least six months notice.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Laclede Gas Company

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;
•	volatility in gas prices, particularly sudden and sustained spikes in natural gas prices;
•	the impact of higher natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;
•	changes in gas supply and pipeline availability, particularly those changes that impact supply for and access to our market area;
•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
	•	allowed rates of return
	•	incentive regulation
	•	industry structure
	•	purchased gas adjustment provisions
	•	rate design structure and implementation
	•	franchise renewals
	•	environmental or safety matters
	•	taxes
	•	pension and other post-retirement benefit liabilities and funding obligations
	•	accounting standards;
•	the results of litigation;
•	retention of, ability to attract, ability to collect from and conservation efforts of customers;
•

capital and energy commodity market conditions, including the ability to obtain funds for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and
•	employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s Financial Statements and the Notes thereto.

 LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Laclede Gas Company (Laclede Gas or the Utility) is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the metropolitan St. Louis area and several other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s innovative weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. The weather mitigation rate design minimizes the impact of weather volatility during the peak cold months of December through March and reduces the impact of weather volatility, to a lesser extent, during the months of November and April. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season. Due to the material seasonal cycle of Laclede Gas, the accompanying interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of the succeeding quarters of the fiscal year.

Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of the Laclede Gas strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 16,000-mile natural gas distribution system and related storage facilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The Utility’s income from off-system sales remains subject to fluctuations in market conditions. In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility retains all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million, if any, are shared with customers, with the Utility retaining 50% of amounts exceeding that threshold. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets.

Wholesale natural gas prices for the 2005-2006 heating season rose to unprecedented levels across the nation. Laclede Gas continues to work actively to reduce the impact of higher costs by strategically structuring its natural gas supply portfolio and through the use of financial instruments. Nevertheless, the cost of purchased gas remains high. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of financial instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. While there have been some recent declines in wholesale natural gas prices nationwide, the generally higher price levels may continue to affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers).

Quarter Ended June 30, 2006

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Laclede Gas’ net loss applicable to common stock for the quarter ended June 30, 2006 was $4.1 million, compared with net income of $1.6 million for the same quarter last year. The Utility’s results declined primarily due to the following factors, quantified on a pre-tax basis:

•	increases in operation and maintenance expenses, excluding the provision for uncollectible accounts, totaling $3.0 million;
•	higher depreciation expense totaling $2.3 million resulting from the implementation of new rates effective January 1, 2006 as authorized by the MoPSC, and additional depreciable property;
•	lower income from off-system sales and capacity release totaling $1.7 million;
•	the effect of lower system gas sales volumes totaling $1.7 million;

•

net lower Infrastructure System Replacement Surcharges (ISRS) totaling $1.2 million. These surcharges were reset to zero effective October 1, 2005 as the ISRS-related costs are being recovered through new base rates effective on that same date. A new ISRS was subsequently implemented

June 15, 2006; and,

•	a higher provision for uncollectible accounts totaling $0.5 million.

These factors were partially offset by:

•	the benefit of the general rate increase, effective October 1, 2005, totaling $1.8 million; and,
•	the recovery of gas inventory carrying costs through the Utility’s PGA Clause, effective October 1, 2005, totaling $0.7 million.

Regulated Operating Revenues and Operating Expenses

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its PGA Clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Regulated operating revenues for the quarter ended June 30, 2006 were $148.7 million, or $13.7 million, less than the same period last year. Temperatures experienced in the Utility’s service area during the quarter were 35.2% warmer than normal and 22.8% warmer than the same period last year. Total system therms sold and transported were 0.12 billion for the quarter ended June 30, 2006 compared with 0.13 billion for the same period last year. Total off-system therms sold and transported were 0.02 billion for the quarter ended June 30, 2006 compared with 0.06 billion for the same period last year. The decrease in regulated operating revenues was primarily attributable to the following factors:

Millions
Higher wholesale gas costs passed on to Utility customers (subject to
prudence review by the MoPSC)	$19.6
Lower system sales volumes and other variations, primarily due to warmer weather and the conservation efforts of customers due to higher natural gas prices	(9.8)
Lower off-system sales volumes	(24.4)
Lower prices charged for off-system sales	(0.2)
Net effect of the general rate increase, recovery of gas inventory carrying costs,
and resetting the ISRS to zero, effective October 1, 2005, combined with the subsequent implementation of a new ISRS effective June 15, 2006	1.1
Total Variation	$(13.7)

Regulated operating expenses for the quarter ended June 30, 2006 decreased $6.1 million from the same quarter last year. Natural and propane gas expense decreased $12.7 million from last year’s level primarily attributable to lower system volumes purchased for sendout and lower off-system gas expense, partially offset by higher rates charged by our suppliers. Other operation and maintenance expenses increased $3.5 million, or 10.4%, primarily due to implementation costs related to the automated meter reading deployment, a higher provision for uncollectible accounts, compensation expense associated with Laclede Group’s implementation of Statement of Financial Accounting Standards (SFAS) No. 123(R), higher costs associated with low income energy assistance and energy efficiency programs implemented October 1, 2005, higher group insurance charges, increased pension costs and higher wage rates. These factors were partially offset by a reduction in costs to remove retired utility plant that were previously charged to expense as incurred. An accrual for such costs is currently being provided for in depreciation rates. Depreciation and amortization expense increased $2.3 million, or 39.1%, primarily due to higher rates effective January 1, 2006 and additional depreciable property. Taxes, other than income, increased $0.8 million, or 6.2%, primarily due to higher gross receipts taxes, partially offset by lower real estate and personal property taxes.

Other Income and (Income Deductions) – Net

Other income and income deductions - net increased $0.2 million primarily due to additional income resulting from Laclede Gas’ application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments, as approved by the MoPSC effective October 1, 2005. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold. Such income is recovered through the PGA Clause. This additional income was partially offset by the Utility’s receipt and recognition in April 2005 of proceeds related to its interest, as a policyholder, in the sale of a mutual insurance company totaling $0.5 million.

Interest Charges

The $1.5 million increase in interest charges was primarily attributable to higher interest rates on short-term debt and increased average borrowings. This increase was slightly offset by lower interest on long-term debt due to the May 2006 maturity of $40 million principal amount of 8 5/8% First Mortgage Bonds. The decreased interest on long-term debt due to the aforementioned maturity was partially offset by the issuance of $55 million principal amount of 6.15% First Mortgage Bonds on June 9, 2006.

Income Taxes

The increase in income tax benefits over the same quarter last year was primarily due to pre-tax losses recorded for the quarter ended June 30, 2006.

Nine Months Ended June 30, 2006

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Laclede Gas’ net income for the nine months ended June 30, 2006 was $35.1 million, compared with $39.2 million reported for the same period last year. The year-to-year decrease in net income of $4.1 million was primarily attributable to the following factors, quantified on a pre-tax basis:

•	increases in operation and maintenance expenses, excluding the provision for uncollectible accounts, totaling $8.1 million;
•

higher depreciation expense totaling $5.6 million resulting from the implementation of new rates effective February 1, 2005 and January 1, 2006 as authorized by the MoPSC, and additional depreciable property;

•

net lower ISRS totaling $3.4 million. These surcharges were reset to zero effective October 1, 2005 as the ISRS-related costs are being recovered through new base rates effective on that same date. A new ISRS was subsequently implemented June 15, 2006; and,

•	a higher provision for uncollectible accounts totaling $2.0 million.

These factors were partially offset by:

•	the benefit of the general rate increase, effective October 1, 2005, totaling $8.6 million,
•	the recovery of gas inventory carrying costs through the Utility’s PGA Clause, effective October 1, 2005, totaling $3.9 million; and,
•	higher income from off-system sales and capacity release totaling $1.6 million.

 Regulated Operating Revenues and Operating Expenses

Regulated operating revenues for the nine months ended June 30, 2006 were $1,049.4 million, or $160.8 million greater than the same period last year. Temperatures experienced in the Utility’s service area during the nine months ended June 30, 2006 were 12.5% warmer than normal and essentially the same as last year. Total system therms sold and transported were 0.78 billion for the nine months ended June 30, 2006 compared with 0.82 billion for the same period last year. Total off-system therms sold and transported were 0.16 billion for the nine months ended June 30, 2006 compared with 0.20 billion for the same period last year. The increase in regulated operating revenues was primarily attributable to the following factors:

Millions
Higher wholesale gas costs passed on to Utility customers (subject to prudence
review by the MoPSC)	$184.5
Higher prices charged for off-system sales	27.5
Lower system sales volumes and other variations, primarily due to the
conservation efforts of customers due to higher natural gas prices	(30.7)
Net effect of the general rate increase, recovery of gas inventory carrying costs,
and resetting the ISRS to zero, effective October 1, 2005, combined with the subsequent implementation of a new ISRS effective June 15, 2006	8.1
Lower off-system sales volumes	(28.6)
Total Variation	$160.8

Regulated operating expenses for the nine months ended June 30, 2006 increased $166.2 million from the same period last year. Natural and propane gas expense increased $143.1 million above last year’s level primarily attributable to higher rates charged by our suppliers, partially offset by lower volumes purchased for sendout and slightly lower off-system gas expense. Other operation and maintenance expenses increased $10.1 million, or 9.4%, primarily due to a higher provision for uncollectible accounts, implementation costs related to the automated meter reading deployment, compensation expense associated with Laclede Group’s implementation of SFAS No. 123(R), higher costs associated with low income energy assistance and energy efficiency programs implemented October 1, 2005, higher group insurance charges, increased pension costs, and higher wage rates. These factors were partially offset by a reduction in costs to remove retired utility plant that were previously charged to expense as incurred. An accrual for such costs is currently being provided for in depreciation rates. Depreciation and amortization expense increased $5.6 million, or 33.2%, primarily due to higher rates effective February 1, 2005 and January 1, 2006, and additional depreciable property. Taxes, other than income, increased $7.4 million, or 13.4%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Other Income and (Income Deductions) – Net

Other income and income deductions - net increased $0.9 million primarily due to additional income resulting from Laclede Gas’ application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments, as approved by the MoPSC effective October 1, 2005. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

Such income is recovered through the PGA Clause. This additional income was partially offset by the Utility’s receipt and recognition in April 2005 of proceeds related to its interest, as a policyholder, in the sale of a mutual insurance company totaling $0.5 million.

Interest Charges

The $4.1 million increase in interest charges was primarily due to higher interest rates and increased average borrowings on short-term debt. This increase was slightly offset by lower interest on long-term debt due to the November 2004 maturity of $25 million principal amount of 8 1/2% First Mortgage Bonds and the May 2006 maturity of $40 million principal amount of 8 5/8% First Mortgage Bonds. The decreased interest on long-term debt due to the aforementioned maturities was partially offset by the issuance of $55 million principal amount of 6.15% First Mortgage Bonds on June 9, 2006.

Income Taxes

The decrease in income tax expense was primarily due to lower pre-tax income and to a change in estimated tax depreciation and other property-related deductions.

Regulatory Matters

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On July 14, 2005, Missouri Governor Matt Blunt signed Senate Bill 179 into law, effective January 1, 2006, that authorizes the MoPSC to implement rules and tariff provisions through which rates can be adjusted between general rate case proceedings to reflect increases and decreases in certain costs and revenues. For gas utilities like Laclede Gas, these include rate adjustments to reflect revenue changes resulting from the impact of weather and conservation on customer usage and to reflect changes in the costs to comply with environmental laws, rules and regulations. Various parties have been meeting in an attempt to negotiate rules to implement these programs; however, to date, the MoPSC has only proposed a formal rule relating to the establishment of a final adjustment clause for certain utilities.

On October 21, 2005, Laclede Gas filed an application requesting authority for the purchase of certain assets of Fidelity Natural Gas, Inc., located in Sullivan, Missouri. On February 21, 2006 the Commission issued an Order approving the acquisition to be effective February 24, 2006, subject to certain conditions. The purchase, which closed on February 28, 2006, adds approximately 1,300 natural gas customers to Laclede Gas’ customer base.

On October 24, 2005, the Office of the Public Counsel proposed an emergency amendment to the MoPSC’s Cold Weather Rule. Such rule governs the disconnection and reconnection practices of utilities during the winter heating season. On December 19, 2005, the MoPSC issued an Order approving certain changes to the rule to be effective between January 1 and March 31, 2006. These temporary rule changes were expected to increase utilities’ costs; however, the rule allows for incremental compliance costs to be deferred for consideration for future recovery. The Company, along with other gas utilities, appealed the Order to the Cole County Circuit Court on the grounds that the rule failed to provide a separate and more definitive recovery mechanism for such costs. Although the Court declined to stay the Order, it did express serious concerns over the rule’s legality. On February 8, 2006 the Cole County Circuit Court held that the rule was unlawful and void because it did not make adequate provision for a cost recovery mechanism to address the revenue losses associated with implementing the rule. The MoPSC has appealed the Court’s decision. On May 22, 2006 the MoPSC proposed a rulemaking that would permanently incorporate many of the changes to the Cold Weather Rule that were implemented on an emergency basis for this past heating season. A public hearing on the proposed rule was held on July 19, 2006, at which Laclede Gas and other gas utilities recommended revisions to the proposed rule, including a more definitive recovery mechanism for uncollectible expenses.

On December 29, 2005, the Staff of the Commission proposed a disallowance of approximately $3.3 million related to the Company’s recovery of its purchased gas costs applicable to fiscal 2004. Laclede Gas believes that the MoPSC Staff’s position lacks merit and continues to vigorously oppose the adjustment in proceedings before the MoPSC.

On March 1, 2006, Laclede Pipeline Company (Pipeline), a wholly-owned subsidiary of Laclede Group, filed a tariff with the Federal Energy Regulatory Commission (FERC) requesting approval to transport liquefied petroleum gas (LPG) under the Interstate Commerce Act (ICA). Historically, Pipeline has supplied propane to Laclede Gas to supplement the Utility’s natural gas supplies during peak consumption periods. Prior to April 1, 2006 in various Utility rate proceedings over the years, the MoPSC approved Laclede Gas’ rates that were intended to include the recovery of Pipeline’s costs. Pipeline made the March 1 tariff filing due to changes in the types of transactions Pipeline conducts with third parties during those periods when Laclede Gas is not fully utilizing Pipeline’s capacity. The MoPSC filed a protest to Pipeline’s filing, to which Pipeline responded, and on March 31, 2006, the FERC accepted Pipeline’s tariff, effective April 1, 2006. On May 1, 2006 the MoPSC filed a request for rehearing of the FERC’s order approving Pipeline’s tariff, and on May 31, 2006 the FERC issued a “tolling order” in connection with the MoPSC’s request for rehearing which extends the 30-day statutory time period for the FERC to rule on the MoPSC’s request. Pipeline is providing liquid propane transportation service to Laclede Gas pursuant to the newly approved FERC tariff and a new contractual arrangement between Pipeline and Laclede Gas. In accordance with the terms of that agreement, subject to further proceedings before the FERC, Laclede Gas is obligated to pay Pipeline approximately $1.0 million annually, at current rates, commencing April 1, 2006. The agreement renews at the end of each contract year, unless terminated by either party upon provision of at least six months notice.

On March 31, 2006, the Utility made an Infrastructure System Replacement Surcharge (ISRS) filing with the MoPSC that was designed to increase revenues by approximately $2.0 million annually. Such filing was made pursuant to a Missouri law, enacted in 2003, that allows gas utilities to adjust their rates up to twice a year to recover certain facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. On May 19, 2006, the Staff filed its recommendation for a $1.82 million annual increase and on June 8, 2006 the MoPSC approved the Staff’s recommended increase for early implementation effective June 15, 2006.

Laclede Gas began implementation of an automated meter reading (AMR) system in July 2005. Through the date of this report, the AMR system has been deployed to more than 460,000 customers. The implementation is expected to be substantially completed by early 2007. Certain regulatory issues have arisen in conjunction with this implementation. The Utility has approximately 40% of customers with meters inside their premises. On February 2, 2006, the MoPSC Staff filed a complaint against the Utility alleging that it failed to adequately obtain or use actual meter readings from certain customers and failed to adequately respond to customers’ unauthorized gas use. In addition to seeking authority to pursue penalties, the Staff seeks customer service accommodations for those customers with meters located inside their homes whose previous estimated bills, as a result of installing AMR, will require adjustment to reflect actual usage. On May 11, 2006, the Missouri Office of Public Counsel also filed a complaint alleging that Laclede Gas billed customers for prior underestimated usage for a longer period of time than permitted by Commission rules. Laclede Gas has filed responses generally denying the MoPSC Staff’s and Office of Public Counsel’s allegations and continues to work with the MoPSC Staff, Office of Public Counsel and other parties to the case to resolve customer service issues. The Utility’s labor union representing field service workers, United Steelworkers Local 11-6 (Union), has also raised a number of regulatory matters with the MoPSC alleging safety issues associated with the installation of AMR and changes in other work practices implemented by Laclede Gas. The Utility believes the Union’s allegations are without merit.

 Critical Accounting Policies

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Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

Allowances for doubtful accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

Employee benefits and postretirement obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers’ compensation claims, portions of which are self-insured and/or contain “stop-loss” coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation.” This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of

SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

The Utility’s PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility’s use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period. Effective October 1, 2005, the Utility was authorized to implement the recovery of gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are purchased during the injection season for sale during the heating season. The MoPSC also approved the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts. Pursuant to the direction of the MoPSC, Laclede Gas’ provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. Laclede Gas’ provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

For further discussion of significant accounting policies, see the Notes to the Financial Statements included in Exhibit 99.1 of the Laclede Group’s Form 10-K for the fiscal year ended September 30, 2005.

Accounting Pronouncements

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Laclede Gas has evaluated or is in the process of evaluating the impact that recently issued accounting standards will have on the Utility’s financial position or results of operations upon adoption. For disclosures related to the adoption of new accounting standards, see the New Accounting Standards section of Note 1 to the Financial Statements.

FINANCIAL CONDITION

Credit Ratings

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As of June 30, 2006, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility	S&P	Moody’s	Fitch
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2

The Utility has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

Cash Flows

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Laclede Gas’ short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas cost under the Utility’s PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-

term cash requirements to vary during the year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash used in operating activities for the nine months ended June 30, 2006 was $8.0 million compared with net cash provided by operating activities of $107.8 for the same period last year. The variation was primarily attributable to the effects of higher natural gas prices and other variations on accounts payable, accounts receivable and deferred purchased gas costs. These factors were partially offset by cash inflows related to the utilization of and receipt of payment from customers for storage gas inventories.

Net cash used in investing activities for the nine months ended June 30, 2006 was $46.8 million compared with $40.5 million for the nine months ended June 30, 2005. Cash used in investing activities primarily reflected capital expenditures in both periods.

Net cash provided by financing activities was $54.5 million for the nine months ended June 30, 2006 compared with net cash used in financing activities of $67.7 million for the nine months ended June 30, 2005. The variation primarily reflects the issuance of additional short-term debt and an increase in long-term debt due to the issuance of First Mortgage Bonds this year, partially offset by the effect of the maturity of additional First Mortgage Bonds this year.

Liquidity and Capital Resources

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As indicated above, the Utility’s short-term borrowing requirements typically peak during colder months. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks.

Laclede Gas currently has lines of credit in place of $320 million. In December 2005, the Utility’s $285 million line of credit scheduled to expire in September 2009 was increased to $320 million and extended to December 2010. A seasonal credit line of $20 million expired in April 2006. Short-term commercial paper borrowings outstanding at June 30, 2006 were $123.2 million at a weighted average interest rate of 5.3 % per annum. The peak borrowings for the quarter were approximately $212 million. Based on short-term borrowings at June 30, 2006, a change in interest rates of 100 basis points would increase or decrease Laclede Gas’ pre-tax interest charges and cash flows by approximately $1.2 million on an annual basis. However, effective October 1, 2005, costs the Utility incurs to finance its gas supply inventory and all deferred gas cost balances are recovered through the PGA Clause.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) for a trailing twelve-month period to be at least 2.25 times interest expense. On June 30, 2006, total debt was 57% of total capitalization. For the twelve-months ending June 30, 2006, EBITDA was 3.10 times interest expense.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this Form S-3, $65 million of debt securities remained registered and unissued as of June 30, 2006. On June 9, 2006, Laclede Gas sold $55 million principal amount of First Mortgage Bonds, 6.15% Series due June 1, 2036. The net proceeds of $54.4 million from this sale were used to reduce short-term debt (including that incurred to fund the redemption at maturity of $40 million of 8 5/8% Series First Mortgage Bonds on May 15, 2006) and for general corporate purposes. The MoPSC authorization for issuing debt and equity securities and receiving capital contributions extends through October 31, 2006. The remaining MoPSC authorization is $4.6 million, having been reduced by capital contributions that have been made by Laclede Group to Laclede Gas under this authority through June 2006. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

At June 30, 2006, Laclede Gas had fixed-rate long-term debt totaling $350 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

In May 2006, the board of directors of Laclede Gas approved the sale of 25 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at March 31, 2006. The proceeds from the sale, totaling approximately $0.9 million, were used to reduce short-term borrowings.

Utility capital expenditures were $44.0 million for the nine months ended June 30, 2006, compared with $39.3 million for the same period last year.

Capitalization at June 30, 2006, excluding current obligations of preferred stock, consisted of 50.1% common stock equity, 0.1% preferred stock equity and 49.8% long-term debt.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

The seasonal nature of Laclede Gas’ sales affects the comparison of certain balance sheet items at June 30, 2006 and at September 30, 2005, such as Accounts Receivable - Net, Gas Stored Underground, Notes Payable, Accounts Payable, Regulatory Assets and Liabilities, and Delayed and Advance Customer Billings. The Balance Sheet at

June 30, 2005 is presented to facilitate comparison of these items with the corresponding interim period of the preceding fiscal year.

Contractual Obligations

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As of June 30, 2006, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

		Payments due by period
		Remaining	Fiscal Years	Fiscal Years	Fiscal Years
Contractual Obligations	Total	Fiscal Year 2006	2007-2008	2009-2010	2011 and thereafter
Long-Term Debt (a)	$772.9	$1.2	$80.5	$39.0	$652.2
Capital Leases	-	-	-	-	-
Operating Leases (b)	9.9	0.9	6.3	2.7	-
Purchase Obligations – Natural Gas (c)	247.9	104.6	113.4	17.1	12.8
Purchase Obligations – Other (d)	127.2	5.3	22.4	16.1	83.4
Other Long-Term Liabilities	-	-	-	-	-
Total (e)	$1,157.9	$112.0	$222.6	$74.9	$748.4

(a)	Long-term debt obligations reflect principal maturities and interest payments.
(b)

Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(c)

These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using June 30, 2006 NYMEX futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its PGA Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(d)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(e)

Commitments related to pension and postretirement benefit plans have been excluded from the table above. Laclede Gas anticipates a $0.1 million contribution relative to its non-qualified pension plans during the remainder of fiscal year 2006. With regard to postretirement benefits, the Utility anticipates it will contribute $2.0 million to the qualified trusts and $0.1 million directly to participants from Laclede Gas’ funds during the rest of fiscal 2006. For further discussion of the Utility’s pension and postretirement benefit plans, refer to Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Financial Statements.

Market Risk

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Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas financial instruments are allowed to be passed on to the Utility’s customers, subject to prudence review, through the operation of its PGA Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At June 30, 2006, the Utility held approximately 8.4 million MMBtu of futures contracts at an average price of $8.50 per MMBtu. Additionally, approximately 13.2 million MMBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through March 2007.

Environmental Matters

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Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For a description of environmental matters, see Note 6 to the Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.